D90/COMP SEC/RQ
30 April 2004

SEC MAIL PROCESSING RECEIVED MAY 13 2004 WASH. D.C. 155 SECTION

BEST AVAILABLE COPY

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

04030147

Dear Sirs

SUPPL

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th March 2004 - 29th April 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since March 17, 2003 to April 23, 2004

1. Announcement dated March 19,2004 regarding transaction in own shares.
2. Announcement dated March 25,2004 regarding director Shareholding.
3. Announcement dated March 26,2004 regarding trading statement.
4. Announcement dated March 29, 2004 regarding director shareholding.
5. Announcement dated March 29,2004 regarding transaction in own shares.
6. Announcement dated March 30, 2004 regarding notification of interests of directors and connected persons.
7. Announcement dated March 30, 2004 regarding transaction in own shares.
8. Announcement dated March 31, 2004 regarding Close period share repurchase.
9. Announcement dated April 1, 2004 regarding notification of interests of directors and connected persons.
10. Announcement dated April 1, 2004 regarding notification of interests of directors and connected persons.
11. Announcement dated April 1, 2004 regarding transaction in own shares.
12. Announcement dated April 2, 2004 regarding transaction in own shares.
13. Announcement dated April 5, 2004 regarding transaction in own shares.
14. Announcement dated April 6, 2004 regarding notification of interests of directors and connected persons.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dlw 5/17

15. Announcement dated April 6, 2004 regarding transaction in own shares.

16. Announcement dated April 7, 2004 regarding transaction in own shares.

17. Announcement dated April 8, 2004 regarding transaction in own shares.

18. Announcement dated April 13, 2004 regarding transaction in own shares.

19. Announcement dated April 14, 2004 regarding notification of interests of directors and connected persons.

20. Announcement dated April 15, 2004 regarding transaction in own shares.

21. Announcement dated April 16, 2004 regarding transaction in own shares.

22. Announcement dated April 19, 2004 regarding notification of directors' interests.

23. Announcement dated April 20, 2004 regarding transaction in own shares.

24. Announcement dated April 22, 2004 regarding transaction in own shares.

25. Announcement dated April 23, 2004 regarding transaction in own shares.

26. Announcement dated April 27, 2004 regarding director shareholding.

27. Announcement dated April 27, 2004 regarding transaction in own shares.

28. Announcement dated April 28, 2004 regarding transaction in own shares.

29. Announcement dated April 29, 2004 regarding transaction in own shares.

Documents filed by Boots Group PLC with the Registrar of Companies from March 17, 2004 to April 29 2004

30. Form 88(2)

31. Form 288c to change particulars for Howard Dodd (filed on 23rd March 2004)

32. Form 288c to change particulars for Paul Bateman (filed on 23rd March 2004)

33. Form 288c to change particulars for Richard Baker (filed on 23rd March 2004)

34. Form 288c to change particulars for Michael Oliver (filed on 23rd March 2004)

35. Seven forms 169 in respect of returns by a company purchasing its own shares (filed on 7th April 2004).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

D90/COMP SEC/RQ
30 April 2004

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th March 2004 - 29th April 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since March 17, 2003 to April 23, 2004

1. Announcement dated March 19,2004 regarding transaction in own shares.
2. Announcement dated March 25,2004 regarding director Shareholding.
3. Announcement dated March 26,2004 regarding trading statement.
4. Announcement dated March 29, 2004 regarding director shareholding.
5. Announcement dated March 29,2004 regarding transaction in own shares.
6. Announcement dated March 30, 2004 regarding notification of interests of directors and connected persons.
7. Announcement dated March 30, 2004 regarding transaction in own shares.
8. Announcement dated March 31, 2004 regarding Close period share repurchase.
9. Announcement dated April 1, 2004 regarding notification of interests of directors and connected persons.
10. Announcement dated April 1, 2004 regarding notification of interests of directors and connected persons.
11. Announcement dated April 1, 2004 regarding transaction in own shares.
12. Announcement dated April 2, 2004 regarding transaction in own shares.
13. Announcement dated April 5, 2004 regarding transaction in own shares.
14. Announcement dated April 6, 2004 regarding notification of interests of directors and connected persons.

15. Announcement dated April 6, 2004 regarding transaction in own shares.
16. Announcement dated April 7, 2004 regarding transaction in own shares.
17. Announcement dated April 8, 2004 regarding transaction in own shares.
18. Announcement dated April 13, 2004 regarding transaction in own shares.
19. Announcement dated April 14, 2004 regarding notification of interests of directors and connected persons.
20. Announcement dated April 15, 2004 regarding transaction in own shares.
21. Announcement dated April 16, 2004 regarding transaction in own shares.
22. Announcement dated April 19, 2004 regarding notification of directors' interests.
23. Announcement dated April 20, 2004 regarding transaction in own shares.
24. Announcement dated April 22, 2004 regarding transaction in own shares.
25. Announcement dated April 23, 2004 regarding transaction in own shares.
26. Announcement dated April 27, 2004 regarding director shareholding.
27. Announcement dated April 27, 2004 regarding transaction in own shares.
28. Announcement dated April 28, 2004 regarding transaction in own shares.
29. Announcement dated April 29, 2004 regarding transaction in own shares.

Documents filed by Boots Group PLC with the Registrar of Companies from March 17, 2004 to April 29 2004

30. Form 88(2)
31. Form 288c to change particulars for Howard Dodd (filed on 23rd March 2004)
32. Form 288c to change particulars for Paul Bateman (filed on 23rd March 2004)
33. Form 288c to change particulars for Richard Baker (filed on 23rd March 2004)
34. Form 288c to change particulars for Michael Oliver (filed on 23rd March 2004)
35. Seven forms 169 in respect of returns by a company purchasing its own shares (filed on 7th April 2004).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:49 19 Mar 2004
Number	7507W

19th March 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th March 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 734.05p per share. This brings the total number of shares purchased during this programme to 75,364,727.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:10 25 Mar 2004
Number	9283W

On 24th March 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 2,416 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.06. This represents approximately 0.0003% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 2,416.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Statement
Released	07:00 26 Mar 2004
Number	9708W

RNS Number:9708W
Boots Group PLC
26 March 2004

Quarter 4 Trading Update and Announcement of Accelerated Investment in Boots The Chemists

- 7th consecutive quarter of good sales growth in Boots The Chemists - momentum expected to continue
- Group pre-tax profits for 2003/04 expected to be in line with market consensus
- Major programme to drive strong performance from 2005/06 and to address prolonged under-investment
  - Revenue investment in Boots The Chemists to double to £140m in 2004/05
  - Capital investment in Boots The Chemists to increase to £250m in 2004/05
- Increased pension charge of c.£40m expected in 2004/05 under SSAP 24

Richard Baker, Chief Executive, said:

"Trading in Q4 was encouraging and demonstrates the underlying strength of Boots The Chemists. However, the business requires a period of significant investment in the short term to improve its competitiveness, efficiency and bring it up to date with modern retail practice. I am confident that as a result of these actions to accelerate investment in the business we will be in a much stronger position to deliver sustained growth in the future."

Q4 Trading Update

Quarter four sales in Boots The Chemists have grown an estimated 4.6% in total, or 4.0% like for like. This is the seventh consecutive quarter of good growth.

Sales grew well in all areas. The main areas of note were higher dispensing sales from increased marketing of Boots Prescription Collection Service, strong sales of cosmetics and fragrance, especially around Valentine's Day, and food sales returning to growth following the re-launch of the Shapers healthy eating range.

The calendar effect from an extra day's trading in February is estimated to have contributed an additional 0.7% of sales growth in the quarter. H2 sales growth is expected to be 5.0% or 4.0% like for like.

Gross margins for the year are expected to be in line with the guidance given at the time of the interim results and subsequently updated at the quarter three trading statement.

Boots Healthcare International sales are estimated to be up 4.5% in local currency in the quarter; adverse exchange rate movements result in total reported growth estimated at 1.8%.

Management expect full year Group pre-tax profits to be in line with the current

market consensus.

Investing to Accelerate the Modernisation of Boots The Chemists

The trading performance of Boots The Chemists is encouraging. Initial actions taken by management to improve the range and value offered to customers and to improve basic retailing disciplines are feeding through into sales. The business has started to improve the overall value proposition offered to customers, not just through lower prices on selected ranges, but through the development of new products, the greater use of tactical promotions and the Advantage Card.

Boots The Chemists faces substantial challenges in an increasingly competitive marketplace. There has been considerable, prolonged under-investment in stores and systems; the business has been slow to respond to the general trend towards more convenient opening hours and it still has untapped potential to build its presence in out of town locations. And value will continue to be an important point of competition with the supermarkets and high street competitors.

In order to deliver sustained sales and profit growth in the future there is a need for a substantial increase in investment to create the modern, efficient and competitive retailer that Boots The Chemists needs to become.

Modernisation

The majority of the investment is targeted at making Boots stores more convenient and accessible to the modern shopper. 60 new stores are planned in 2004/05, including a doubling of the rate of opening of edge of town stores. The development work for new Chemist and Convenience formats will be stepped up and there will be continued improvements from the introduction of more modern pharmacies and higher levels of maintenance. There will also be substantial investment in improved customer service by extending opening hours and reducing queue lengths.

Improved Efficiency

Plans to create a 'store-friendly' supply chain are on track and will continue over the next year and necessary improvements to IT systems are under way, through the Backbone programme. A number of these new systems will come on-line during 2004/05 when their costs will start to be amortised. These systems will principally benefit merchandise management, business information and space/range planning.

The Getting in Shape cost reduction programme has made good progress to date. This will be an on-going process and opportunities are being identified to extend the programme further. The net savings in 2004/05 from this programme will be used to help fund these investments in modernisation and improved efficiency.

Increasingly Competitive

The drive to make Boots The Chemists more competitive involves continually improving value for money for Boots customers. Boots' value proposition is not based on price alone, but there is clear evidence that customers have responded well to Lower Prices You'll Love. This will be extended through 2004/05. As in the current year, there are plans for a strong and complementary promotional programme across the major categories through the year. The Advantage Card continues to grow. Investment in new product development will continue to differentiate the Boots product offer.

Guidance

Guidance previously given in respect of generic prices and Lower Prices You'll Love projected a gross margin percentage decline of around 30 bps

for 2003/04 and current expectations are in line with this. The full year effect in 2004/05 of these elements is anticipated to be 60 bps. Extension of Lower Prices You'll Love is expected to have a further effect next year of around 50 bps.

The revenue cost in 2004/05 of the above actions is expected to be approximately £140m, c. £90m of which is for modernisation and c. £50m is for improving efficiency. Capital expenditure is expected to be £250m. As the benefits of these investments flow through, management anticipate a strong performance in 2005/06.

Pensions

The forthcoming three-year review of the pension fund valuation is likely to confirm that the scheme's commitments are fully funded, but will result in an increase in pension charge for the Group of approximately £40m in 2004/05. Roughly half is due to the fall in bond yields since the last valuation, and half from the roll-off of the amortisation of earlier surpluses. A briefing note can be found in Notes to Editors below.

- ENDS -

There will be a conference call for analysts/investors at 08.30 GMT.

UK dial in number: 0845 245 3471
US toll free number: 1866 220 1452
International dial in number: +44 (0) 1452 542 300

A replay facility will be available for seven days

UK dial in number: 0845 245 5205
US toll free number: 1866 247 4222
International dial in number: +44 (0) 1452 55 00 00

Access number: 1180405#

Notes to Editors

1. Boots Group PLC - 2004/05 Pension Charge Briefing Note

- Pension legislation requires a full actuarial valuation of the Group's pension scheme assets and liabilities to be undertaken every three years. The most recent valuation was at April 2001 and a new valuation will be completed during the 2004/05 financial year.

- The Group currently accounts for pension costs under SSAP24 'Accounting for Pension Costs' and its policy is to update its SSAP24 pension charge following the completion of each valuation.

- Whilst the new valuation will not be completed until the autumn, early indications suggest the scheme's pension commitments will remain fully funded although the surplus identified at the 2001 valuation is likely to be much reduced.

- Under SSAP24, any surplus or deficit identified on valuation is spread over future years and the pension charge to the accounts in recent years has been reduced by the unwinding of surpluses from previous valuations.

- The real yield on long-term bonds has fallen increasing the cost of meeting future pension liabilities.

- The reduction in the surplus expected in the forthcoming valuation,

together with the lower real yields on long-term bonds, is likely to have the effect of increasing the SSAP24 pension charge by approximately £40m, from £30m in 2003/04 to c. £70m in 2004/05. In common with other pension funds, increased life expectancy is likely to continue to put upward pressure on the cost of meeting future liabilities beyond this.

- From 2005/06 the Group will adopt new International Accounting Standards in line with other listed companies. The new standard for pension accounting is expected to be similar to the current FRS17 'Retirement Benefits' under which surpluses or deficits on valuation are not amortised through the profit and loss account but are booked against reserves. In line with current requirements, the Group disclosed the FRS17 charge as a memorandum figure in its 2003 Report and Accounts and has provided this information in its preliminary announcements of results.

- The forthcoming valuation will review the level of cash contribution that the Group makes to the pension scheme and it is likely that this will increase from the current level of £50m each year to a level closer to the FRS17 charge. Any increase in cash contribution is likely to be effective from 2005/06.

Annual Pension Charge	2002/03 (A)	2003/04 (E)	2004/05 (E)	2005/06 (E)
	£m	£m	£m	£m IAS
SSAP 24	31	30	70	100
FRS17	83	100	100	100

For further information, please contact:

Investor Relations - Peter Baguley
Tel: 020 7995 9631 Between 07.00 am and 1.00 pm
Mobile: 07770 440690 After 1.00 pm

Media - Donal McCabe or Matt Dransfield

Tel: 020 7995 9631 Between 07.00 am and 1.00 pm
Mobile: Donal 07769 690618 After 1.00 pm
Matt 07973 844612 After 1.00 pm

END

Company Boots Group PLC
TIDM BOOT
Headline Director Shareholding
Released 11:12 29 Mar 2004
Number 0349X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of director

Martin Read

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Martin Read

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

2,000

BEST AVAILABLE COPY

8) Percentage of issued class

0.00025%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.3296

13) Date of transaction

26th March 2004

14) Date company informed

29th March 2004

15) Total holding following this notification

5,500

16) Total percentage holding of issued class following this notification

0.00065%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....29th March 2004................................

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:23 29 Mar 2004
Number	0684X

29th March 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th March 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 635.62p per share. This brings the total number of shares purchased during this programme to 75,564,727.

END

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:13 30 Mar 2004
Number	1132X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Timothy PARKER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Timothy PARKER

BEST AVAILABLE COPY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

6,340

8) Percentage of issued class

0.00081%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.365

13) Date of transaction

30th March 2004

14) Date company informed

30th March 2004

15) Total holding following this notification

6,340

16) Total percentage holding of issued class following this notification

0.00081%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....30th March 2004.................................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Guy DAWSON

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guy DAWSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

2,000

8) Percentage of issued class

0.00025%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.192

13) Date of transaction

30th March 2004

14) Date company informed

30th March 2004

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

0.00025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....30th March 2004...............................

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:45 30 Mar 2004
Number	1258X

30th March 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th March 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 618.75p per share. This brings the total number of shares purchased during this programme to 75,764,727.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Close Period Share Repurchase
Released	16:35 31 Mar 2004
Number	1792X

RNS Number:1792X
Boots Group PLC
31 March 2004

Release Date: 31 March 2004

Boots Group PLC
Close Period Share Repurchase Programme

Boots Group PLC ('Boots') announces today that it will commence an irrevocable, non-discretionary programme to purchase Boots Ordinary Shares on its own behalf, for cancellation, during its close period which commences on 1 April 2004 and ends on 26 May 2004.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Boots' general authority to repurchase shares and Chapter 15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of Boots Ordinary Shares for the five dealing days preceding the date of purchase.

- ENDS -

For further information please contact:
Investors
Peter Baguley
Tel: +44 (0) 115 968 7031
Mobile: +44 (0) 7770 440690

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690618

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:55 1 Apr 2004
Number	2128X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

704½p

13) Date of transaction

24th March 2004

14) Date company informed

1st April 2004 (Notified by Administrators)

15) Total holding following this notification

117,299

16) Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....1st April 2004...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors .

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

704½p

13) Date of transaction

24th March 2004

14) Date company informed

1st April 2004 (Notified by Administrators)

15) Total holding following this notification

115,766

16) Total percentage holding of issued class following this notification

0.0149%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....1st April 2004............................

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:45 1 Apr 2004
Number	2319X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Helene PLOIX

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Helene PLOIX

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

2,000

8) Percentage of issued class

0.00025%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.17

13) Date of transaction

31st March 2004

14) Date company informed

1st April 2004

15) Total holding following this notification

3,767

16) Total percentage holding of issued class following this notification

0.00048%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....1st April 2004................................

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:05 1 Apr 2004
Number	2556X

1st April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st April 2004, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 623.15p per share. This brings the total number of shares purchased during this programme to 76,114,727.

END

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:45 2 Apr 2004
Number	3191X

2nd April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd April 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 622.40p per share. This brings the total number of shares purchased during this programme to 76,364,727.

END

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:57 5 Apr 2004
Number	3771X

5th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th April 2004, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 619.94p per share. This brings the total number of shares purchased during this programme to 76,714,727.

END

END

Company Boots Group PLC
TIDM BOOT
Headline Holding(s) in Company
Released 13:00 6 Apr 2004
Number 4085X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is
a
holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 914945 276,387

HSBC Global Custody Nominee (UK) Limited A/C 923363 285,329

HSBC Global Custody Nominee (UK) Limited A/C 775237 72,000
HSBC Global Custody Nominee (UK) Limited A/C 886603 3,400,000
HSBC Global Custody Nominee (UK) Limited A/C 775245 3,356,295
HSBC Global Custody Nominee (UK) Limited A/C 130007 126,065

HSBC Global Custody Nominee (UK) Limited A/C 770286 240,000
HSBC Global Custody Nominee (UK) Limited A/C 357206 19,016,554
HSBC Global Custody Nominee (UK) Limited A/C 866203 1,094,757
HSBC Global Custody Nominee (UK) Limited A/C 904332 67,080
HSBC Global Custody Nominee (UK) Limited A/C 916681 41,700

HSBC Global Custody Nominee (UK) Limited A/C 922437 2,080

HSBC Global Custody Nominee (UK) Limited A/C 754612 746,941

HSBC Global Custody Nominee (UK) Limited A/C 361602 23,600

HSBC Global Custody Nominee (UK) Limited A/C 282605 1,120,000

HSBC Global Custody Nominee (UK) Limited A/C 360509 1,006,888

HSBC Global Custody Nominee (UK) Limited A/C 766793 56,726

HSBC Global Custody Nominee (UK) Limited A/C 824434 23,181

HSBC Global Custody Nominee (UK) Limited A/C 924422 68,008

31,023,591

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 6 April 2004

12) Total holding following this notification

31,023,591

13) Total percentage holding of issued class following this notification

3.99%

14) Any additional information

Notification received following holding dropping below 4%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....6 April 2004....

END

Company website

Close

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:57 6 Apr 2004
Number	4296X

6th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th April 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 618.85p per share. This brings the total number of shares purchased during this programme to 76,864,727.

END

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:20 7 Apr 2004
Number	4829X

7th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th April 2004, Boots Group PLC acquired 125,000 ordinary shares in the company for cancellation. The price paid was 629.81p per share. This brings the total number of shares purchased during this programme to 76,898,727.

END

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:40 8 Apr 2004
Number	5308X

8th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th April 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 646.70p per share. This brings the total number of shares purchased during this programme to 77,098,727.

END

END

Company website

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:46 13 Apr 2004
Number	5833X

13th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th April 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 633.88p per share. This brings the total number of shares purchased during this programme to 77,498,727.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	10:16 14 Apr 2004
Number	5912X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 914945 276,387

HSBC Global Custody Nominee (UK) Limited A/C 923363 285,329

HSBC Global Custody Nominee (UK) Limited A/C 775237 72,000
HSBC Global Custody Nominee (UK) Limited A/C 886603 3,400,000
HSBC Global Custody Nominee (UK) Limited A/C 775245 3,356,295
HSBC Global Custody Nominee (UK) Limited A/C 130007 126,065

HSBC Global Custody Nominee (UK) Limited A/C 770286 240,000
HSBC Global Custody Nominee (UK) Limited A/C 357206 19,110,855
HSBC Global Custody Nominee (UK) Limited A/C 866203 1,094,757
HSBC Global Custody Nominee (UK) Limited A/C 904332 67,080
HSBC Global Custody Nominee (UK) Limited A/C 916681 41,700

HSBC Global Custody Nominee (UK) Limited A/C 922437 2,080

HSBC Global Custody Nominee (UK) Limited A/C 754612 746,941

HSBC Global Custody Nominee (UK) Limited A/C 361602 23,600

HSBC Global Custody Nominee (UK) Limited A/C 282605 1,120,000

HSBC Global Custody Nominee (UK) Limited A/C 360509 1,006,888

HSBC Global Custody Nominee (UK) Limited A/C 766793 56,726

HSBC Global Custody Nominee (UK) Limited A/C 824434 23,181

HSBC Global Custody Nominee (UK) Limited A/C 924422 68,008

31,117,892

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11) Date company informed

Received 14 April 2004

12) Total holding following this notification

31,117,892

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

Notification received following holding going above 4%

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....14 April 2004....

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:48 15 Apr 2004
Number	6681X

15th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th April 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 633.88p per share. This brings the total number of shares purchased during this programme to 77,798,727.

END

END

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares-Amd
Released	18:14 16 Apr 2004
Number	7238X

The following replaces the 'Transaction in Own Shares' released on the 15th April 2004 at 16:54 under RNS6688X. The total number of Boots Group PLC shares acquired is 78,089,727 not 77,998,727 as stated in the previous announcement. This was due to the incorrect total amount stated on the 7th April 2004 and therefore all subsequent announcements have been incorrect. The fully amended version is shown below.

15th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th April 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 619.81p per share. This brings the total number of shares purchased during this programme to 78,089,727.

END

END

Company website

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:13 19 Apr 2004
Number	7698X

19th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th April 2004, Boots Group PLC acquired 216,000 ordinary shares in the company for cancellation. The price paid was 628.05p per share. This brings the total number of shares purchased during this programme to 78,305,727.

END

END

Company website

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:47 20 Apr 2004
Number	8170X

20th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th April 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 630.498p per share. This brings the total number of shares purchased during this programme to 78,605,727.

END

END

Company website

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:17 22 Apr 2004
Number	9221X

22nd April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd April 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 619.2375p per share. This brings the total number of shares purchased during this programme to 79,005,727.

END

END

Company website

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:58 23 Apr 2004
Number	9678X

23rd April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd April 2004, Boots Group PLC acquired 184,000 ordinary shares in the company for cancellation. The price paid was 618.15p per share. This brings the total number of shares purchased during this programme to 79,189,727.

END

END

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:29 27 Apr 2004
Number	0289Y

On 26th April 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 7,714 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.16. This represents approximately 0.00099% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 7,714.

END

Company website

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	12:09 27 Apr 2004
Number	0400Y

27th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th April 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 614.5p per share. This brings the total number of shares purchased during this programme to 79,589,727.

END

END

RNS

Full Text Announcement

Other Announcements from this Company Send to a Friend

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:32 28 Apr 2004
Number	1204Y

28th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th April 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 601.81p per share. This brings the total number of shares purchased during this programme to 80,039,727.

END

END

Company website

RNS

Full Text Announcement

Other Announcements from this Company ▾ Send to a Friend

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:41 29 Apr 2004
Number	1733Y

29th April 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th April 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 598.75p per share. This brings the total number of shares purchased during this programme to 80,239,727.

END

END

Company website

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	4452715
Company name in full	BOOTS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	05	03	2004			

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	
Number allotted	2,500		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name: Mr. Michael John OLIVER		Class of shares allotted	Number allotted
Address: 31 Westgate, Southwell, Nottinghamshire		Ordinary 25p	2,500
	UK Postcode: N G 2 5 0 J N		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
	UK Postcode		

Please enter the number of continuation sheets (if any attached to this form ☐

Signed S Fennell **Date** ______________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	Boots Group PLC
	Nottingham NG90 1BS Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

Companies House
— for the record —

SEC RECEIVED PROCESSING
MAY 1 3 2004
WASH. D.C. 155 SECTION

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4452715

Company Name in full: BOOTS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 20 02 2004

Name *Style / Title: 　 *Honours etc:

Forename(s): HOWARD

Surname: DODD

† Date of Birth (Day Month Year): 04 04 1959

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: D90, 1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region: 　 Postcode: NG90 1BS

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 20.2.04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SONIA FENNELL
BOOTS LEGAL(COMMERCIAL)
Tel
DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

A04 *ACX6GTH1* 0711
COMPANIES HOUSE 17/03/04
COMPANIES HOUSE 4/3/04

Form April 2002

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 4452715

Company Name in full: BOOTS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 20 02 2004

Name *Style / Title: | *Honours etc:

Forename(s): PAUL

Surname: BATEMAN

† Date of Birth (Day Month Year): 15 04 1953

Change of name (enter new name) Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: D90, 1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region:

Postcode: NG90 1BS

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed: [signature] Date: 20 · 2 · 04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SONIA FENNELL
BOOTS LEGAL(COMMERCIAL)

Tel

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

A04 *A0X6PTH0* 0712
COMPANIES HOUSE 17/03/04
COMPANIES HOUSE 4/3/04

Form April 2002

SEC MAIL PROCESSING SECTION
MAY 1 3 2004
WASH. DC 155

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 4452715

Company Name in full: BOOTS GROUP PLC

Changes of particulars form — *Complete in all cases*

Date of change of particulars (Day Month Year): 20 02 2004

Name *Style / Title:

*Honours etc:

Forename(s): RICHARD ANDREW

Surname: BAKER

† Date of Birth (Day Month Year): 06 08 1962

Change of name *(enter new name)* Forename(s):

Surname:

***Change of usual residential address* ††** *(enter new address)*: D90, 1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region:

Postcode: NG90 1BS

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 20.2.04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be

SONIA FENNELL
BOOTS LEGAL(COMMERCIAL)

Tel

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

A15 *AP3UHTH3* 0279
COMPANIES HOUSE 17/03/04
A99 0244
COMPANIES HOUSE 6/3/04

Form April 2002

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number: 4452715

Company Name in full: BOOTS GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 08 03 2004

Name *Style / Title: | *Honours etc:

Forename(s): MICHAEL JOHN

Surname: OLIVER

† Date of Birth (Day Month Year): 12 04 1949

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: D90, 1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region:

Postcode: NG90 1BS

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed: (signature) Asst

Date: 5/3/04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

SONIA FENNELL

BOOTS LEGAL(COMMERCIAL)

Tel

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

G

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
T[illegible] return must be d[illegible]red to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	350,000	400,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	03/02/04	04/02/04	05/02/04
Maximum prices paid § for each share	£7.0440	£7.0046	£7.0140
Minimum prices paid § for each share	£7.0440	£7.0046	£7.0140

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5,972,035.30
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 29,865

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell   Designation ‡ Asst Sec   Date 19/2/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

Return by a company purchasing its own shares

CHFP029

169

Please do not write in this margin

SEC MAIL PROCESSING RECEIVED MAY 13 2004 WASH. D.C. 150 SECTION

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
Th-- return must be d... :ed to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	150,000	250,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	29/01/04	30/01/04	02/02/04
Maximum prices paid § for each share	£7.0945	£7.0533	£7.0650
Minimum prices paid § for each share	£7.0945	£7.0533	£7.0650

The aggerate amount paid by the company for the shares to which this return relates was:	£ 4,601,790.11
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 23,010

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Cawell Designation ‡ Asst Sec Date 19/2/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

Return by a company purchasing its own shares

169

CHFP029

SEC MAIL PROCESSING
RECEIVED
MAY 13 2004
WASH. D.C. 155 SECTION

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	120,000	120,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	23/01/04	26/01/04	27/01/04
Maximum prices paid § for each share	£7.0250	£7.0425	£7.0903
Minimum prices paid § for each share	£7.0250	£7.0425	£7.0903

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 2,402,632.19
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 12,015

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 11/2/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

Return by a company purchasing its own shares

169

CHFP029

RECEIVED MAY 13 2004 WASH. DC 155 SECTION

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be d[illegible]ed to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	90,000	365,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	06/02/04	09/02/04	12/02/04
Maximum prices paid § for each share	£6.9400	£7.0064	£7.2775
Minimum prices paid § for each share	£6.9400	£7.0064	£7.2775

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5,010,080.19
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 25,055

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 19/2/03

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

SEC MAIL PROCESSING RECEIVED MAY 13 2004 SECTION

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	425,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	27/02/04	01/03/04	03/03/04
Maximum prices paid § for each share	£7.4368	£7.4130	£7.4826
Minimum prices paid § for each share	£7.4368	£7.4130	£7.4826

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 6,140,549.19
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 30,705

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 11/3/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

SEC MAIL RECEIVED PROCESSING SECTION MAY 1 3 2004 WASH., D.C. 153

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	400,000	280,000	450,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	23/02/04	24/02/04	25/02/04
Maximum prices paid § for each share	£7.4945	£7.4953	£7.4890
Minimum prices paid § for each share	£7.4945	£7.4953	£7.4890

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8,481,368.15
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 42,410

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 11/3/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

SEC MAIL PROCESSING RECEIVED MAY 13 2004 WASH, DC 155 SECTION

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	400,000	250,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	13/02/04	16/02/04	18/02/04
Maximum prices paid § for each share	£7.3040	£7.2645	£7.4003
Minimum prices paid § for each share	£7.3040	£7.2645	£7.4003

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 6,599,318.13
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 33,000

(POS)

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 11/3/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh